Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 4 DATED DECEMBER 16, 2021

TO THE PROSPECTUS DATED NOVEMBER 1, 2021

We are providing this Supplement No. 4 to you in order to supplement our prospectus dated November 1, 2021 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the adjusted per share public offering price for each class of our shares;
•	to disclose information about our distributions;
•	to disclose the Company's net asset value for the month ended November 30, 2021;
•	to disclose certain return information for all outstanding classes of shares; and
•	to update the Management section of our Prospectus.

Public Offering Price Adjustment

On December 15, 2021, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of December 22, 2021 and will be used for the Company’s next monthly closing for subscriptions on December 31, 2021. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of November 30, 2021. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$33.83	$32.20	$30.34	$31.34
Selling Commissions, Per Share	$2.03	$0.97
Dealer Manager Fees, Per Share	$0.85	$0.56

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 51 of this Prospectus. On December 15, 2021, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
January 28, 2022	February 10, 2022	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

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Determination of Net Asset Value for Outstanding Shares for the month ended November 30, 2021

On December 15, 2021, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. Additionally, pursuant to our share repurchase program, we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price equal to the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date for our next quarterly repurchase will be December 31, 2021. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of November 30, 2021:

Month Ended November 30, 2021	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$148,853,163	$44,132,753	$48,670,472	$30,343,555	$159,750,841	$58,151,772	$489,902,556
Number of Outstanding Shares	4,560,900	1,426,121	1,586,704	1,000,153	5,097,728	1,770,386	15,441,992
Net Asset Value, Per Share	$32.64	$30.95	$30.67	$30.34	$31.34	$32.85
Net Asset Value, Per Share Prior Month	$32.53	$30.88	$30.63	$30.30	$31.27	$32.73
Increase in Net Asset Value, Per Share from Prior Month	$0.11	$0.07	$0.04	$0.04	$0.07	$0.12

The increase in the Company’s net asset value per share for each applicable share class for the month ended November 30, 2021 was primarily driven by the increase in the fair value of five out of nine of the Company’s portfolio company investments.  The fair value of three of the Company’s portfolio company investments decreased and one did not change.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 3-Year Average Annual Return (“AAR”), and cumulative total returns through November 30, 2021, with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	3-Year AAR(3)	Cumulative Total Return(4)	Cumulative Return Period
Class FA (no sales load)	12.7%	14.8%	39.0%	13.0%	53.4%	February 7, 2018 – November 30, 2021
Class FA (with sales load)	5.4%	7.3%	30.0%	10.0%	43.4%	February 7, 2018 – November 30, 2021
Class A (no sales load)	11.8%	13.8%	34.0%	11.3%	46.1%	April 10, 2018 – November 30, 2021
Class A (with sales load)	2.3%	4.1%	22.6%	7.5%	33.7%	April 10, 2018 – November 30, 2021
Class I	12.0%	14.0%	35.0%	11.7%	47.7%	April 10, 2018 – November 30, 2021
Class T (no sales load)	10.3%	12.1%	28.8%	9.6%	38.5%	May 25, 2018 – November 30, 2021
Class T (with sales load)	5.0%	6.8%	22.6%	7.5%	31.9%	May 25, 2018 – November 30, 2021
Class D	11.2%	13.2%	30.8%	10.3%	38.4%	June 26, 2018 – November 30, 2021
Class S (no sales load)	13.2%	15.4%	N/A	N/A	27.7%	November 30, 2020 – November 30, 2021
Class S (with sales load)	9.2%	11.3%	N/A	N/A	23.2%	November 30, 2020 – November 30, 2021

(1) For the period from January 1, 2021 to November 30, 2021.

(2) For the period from December 1, 2020 to November 30, 2021.

(3) For the period from December 1, 2018 to November 30, 2021. The AAR adds the annual return for each of the last three years together and divides the sum by three.

(4) For the period from the date the first share was issued for each respective share class to November 30, 2021.

2

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and D have no upfront sales load.

For the year to date period ended November 30, 2021, sources of declared distributions on a GAAP basis were as follows:

	Eleven Months Ended November 30, 2021
	Amount	% of Total Distributions Declared
Net investment income[1]	$8,114,791	58.3%
Distributions in excess of net investment income[2]	5,807,803	41.7%
Total distributions declared	$13,922,594	100.0%

Cash distributions net of distributions reinvested during the periods presented were funded from the following sources:

	Eleven Months Ended November 30, 2021
	Amount	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$8,136,447	81.4%
Expense support (reimbursement)	(21,656)	(0.2)%
Net investment income	8,114,791	81.2%
Cash distributions net of distributions reinvested in excess of net investment income[2]	1,876,633	18.8%
Cash distributions net of distributions reinvested[3]	$9,991,424	100.0%

1 Net investment income includes expense support reimbursement, net due to the Manager and Sub-Manager of $21,656 for the eleven months ended November 30, 2021.

2 Consists of distributions made from offering proceeds for the periods presented.

3 For the eleven months ended November 30, 2021, excludes $3,931,170 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2020, 2019 and 2018, distributions were paid from multiple sources and these sources included net investment income before expense support of 42.3%, 61.7% and 85.2%, reimbursable expense support of 33.2%, 23.5% and 11.1%, and offering proceeds of 24.5%, 14.8% and 3.7%, respectively. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. The Company may be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. As of the date of this supplement, management believes that reimbursement of expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.  We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company's investments have been impacted by the COVID-19 pandemic, please see “Factors Impacting Our Operating Results – COVID-19” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” excerpted from the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2021 and included in our Prospectus. Please also see “Risk Factors” related to COVID-19 included in our Prospectus.

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Management Section

Mr. Brett A. Schlemovitz announced his resignation as Chief Operating Officer of CNL Strategic Capital, LLC (the “Company”) as well as any positions with its Manager, CNL Strategic Capital Management, LLC, effective December 31, 2021. Mr. Schlemovitz’s resignation was not the result of any disagreement with the Company or the Manager regarding its operations, policies, practices or otherwise. In connection with Mr. Schlemovitz’s resignation, the Company’s Board approved the appointment of Tammy J. Tipton to serve as the Interim Chief Operating Officer of the Company, effective as of January 1, 2022.

Effective as of January 1, 2022, the following sections of the Prospectus are hereby updated to remove references to Mr. Schlemovitz and his biographical information: “Business—Potential Competitive Strengths” which appears on page 86 of the Prospectus, “Management—Directors and Executive Officers” which appears on page 109 of the Prospectus, “Management—Senior Management Team of the Manager” which appears on page 112 of the Prospectus, and “Conflicts of Interest and Certain Relationships and Related Party Transactions—Competition for Management Time” which appears on page 142 of the Prospectus.

The following disclosure supersedes and replaces the existing biography of Ms. Tipton by amending and restating the fourteenth paragraph under the section “Management—Directors and Executive Officers” which appears on page 109 of the Prospectus.

Tammy J. Tipton serves as our Chief Financial Officer and Interim Chief Operating Officer (effective as of January 1, 2022). Ms. Tipton also currently serves as Chief Financial Officer, Senior Vice President and Treasurer of CNL Healthcare Corp. the advisor to CNL Healthcare Properties, Inc., a public, non-traded REIT. Ms. Tipton also has served as Chief Financial Officer, Senior Vice President and Treasurer of CHP II Advisors, LLC, since its inception on July 9, 2015, the advisor to CNL Healthcare Properties II, Inc., another public, non-traded REIT. Ms. Tipton served as the Chief Financial Officer and Treasurer of CNL Lifestyle Properties, Inc., another public non-traded REIT from May 2015 to December 2017, and served as Chief Financial Officer from March 2014 to December 2017, and as Senior Vice President from May 2015 to December 2017 of its advisor. She also served as Chief Financial Officer and Treasurer of CNL Growth Properties, Inc., another public, non-traded REIT, from September 2014 to October 2017. She served as Chief Financial Officer and Treasurer of Global Income Trust, Inc., another public, non-traded REIT, from September 2014 until its dissolution in December 2015. She serves as Chief Financial Officer and Senior Vice President of CNL Financial Group where she oversees the strategic finance, accounting, reporting, budgeting, payroll and purchasing functions for CFG and its affiliates. Ms. Tipton also holds various other offices with other CFG affiliates. Ms. Tipton has served in various other financial roles since joining CNL Financial Group in 1987. These roles have included regulatory reporting for 20 public entities and the accounting, reporting and servicing for approximately 30 public and private real estate programs. Ms. Tipton earned a B. S. in accounting from the University of Central Florida. She is also a certified public accountant.

The following officer biography is added as a new paragraph on page 109 of the Prospectus under the section “Management—Directors and Executive Officers.”

Safak Subasi was appointed by our Board to serve as Senior Vice President of the Company, effective as of January 1, 2022. Mr. Subasi joined CNL Financial Group in 2006 and has served in various progressive roles focusing on finance management, fund management, operations management, new product development and business analytics. Mr. Subasi also serves as a Senior Vice President, Finance and Fund Operations of CNL Financial Group. In this role, Mr. Subasi has worked to support critical functions within the Company’s Manager since the inception of the Company. Prior to 2006, Mr. Subasi worked for Siemens AG, where he supported multiple business units in finance management. He also worked for Commercial Union Group in Istanbul, Turkey, a multimillion-dollar investment firm with headquarters in the England, where he developed financial investment models for clients. Mr. Subasi received his B.S. in Industrial Engineering from Bosphorus University (Istanbul, Turkey) and his Master of Business Administration with a concentration in Finance from Crummer Graduate School of Business (Rollins College - Winter Park, Florida).

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